

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Al Swanson
Chief Financial Officer
Plains GP Holdings LP
333 Clay Street, Suite 1600
Houston , Texas 77002

> **Re: Plains GP Holdings LP**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-36132**

Dear Al Swanson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation